August 2, 2023

VIA EDGAR

Aamira Chaudhry
Doug Jones
U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Trade & Services
100 F. Street, N.E.
Washington, D.C. 20549

Re:	Gartner, Inc.
Form 10-K for the Year Ended December 31, 2022
Filed on February 16, 2023
File No. 001-14443

Dear Ms. Chaudhry and Mr. Jones:

On behalf of Gartner, Inc. (“Gartner,” the “Company,” “we,” or “our”), we are responding to the comment letter, dated July 5, 2023, we received from the staff of the Securities and Exchange Commission (the “Staff”) relating to the above-referenced filing with the Securities and Exchange Commission (“SEC”).

To facilitate your review, we have reproduced the text of the Staff’s comment in italics below, followed by the Company’s response to each comment. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Company’s Form 10-K.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2022

Controls and Procedures
Disclosure Controls and Procedures, page 31

1.We note the revised disclosure in your response to comment 1 and in the Form 10-Q for the fiscal quarter ended March 31, 2023. However, the conclusion language still refers to only a portion of the definition of disclosure controls and procedures. This gives the appearance your conclusion applies only to this portion and leaves open your conclusion with respect to the remainder of the definition. Your conclusion does not need to recite the full definition as long as it refers to the definition as defined by Exchange Act Rules 13a-15(e) and 15d-15(e). Please revise your conclusion as appropriate. If your conclusion is limited to only the portion of the definition stated, please advise.

Gartner Response:

The Company acknowledges the Staff’s comment and represents that management’s conclusions set forth in the Company’s Form 10-K for the year ended December 31, 2022 and Form 10-Q for the quarter ended March 31, 2023 with respect to the Company’s disclosure controls and procedures were on the basis of the full definition of disclosure controls and procedures in Exchange Act Rules 13a-15(e) and 15d-15(e).  The Company represents that it will revise its future filings to state management’s conclusion in regard to the Company’s disclosure controls and procedures as fully defined in Exchange Act Rules 13a-15(e) and 15d-15(e). The Company’s Form 10-Q for the quarter ended June 30, 2023, which was filed on August 1, 2023, reflects these revisions, as detailed below:

We have established disclosure controls and procedures that are designed to ensure that the information we are required to disclose in our reports filed or submitted under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and such information is accumulated and communicated to our executive management team, including our chief executive officer and our chief financial officer, to allow timely decisions regarding required disclosure.

Management conducted an evaluation, as of June 30, 2023, of the effectiveness of the design and operation of our disclosure controls and procedures, as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act, under the supervision and with the participation of our chief executive officer and chief financial officer. Based upon that evaluation, our chief executive officer and chief financial officer have concluded that, as of June 30, 2023, the Company’s disclosure controls and procedures were effective.

There have been no changes in the Company’s internal control over financial reporting during the period covered by this report that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Notes to Consolidated Financial Statements
Note 12 - Income Taxes, page 66

2.Refer to your response to comment 2. You say the $122.9 million deferred tax asset for the tax basis in intangible assets is recorded in the line titled "Intangible Assets" in the applicable table. Please reconcile this amount with the $35.8 million amount presented in that line for 2022. If the deferred tax asset and offsetting valuation allowance were netted in this line, please present each component separately in the table as appropriate. Refer to ASC 740-10-50-6. In connection with this, if these two amounts also were netted in the statutory tax rate reconciliation table, there does not appear to be a basis to do this in this table pursuant to Rule 4-08(h)(2) of Regulation S-X. Accordingly, present each component separately in this table as appropriate.

Gartner Response:

The Company acknowledges the Staff’s comment and respectfully advises the Staff that the $122.9 million deferred tax asset (“DTA”) was not netted with the related valuation allowance in the table of long-term deferred tax assets and liabilities in the Company’s Form 10-

K for the year ended December 31, 2022. The $35.8 million DTA presented in the line titled “Intangible Assets” represents the net amount of deferred tax assets and liabilities related to all the Company’s intangible assets but does not include an offsetting valuation allowance. Below are the components of the gross amounts as presented.

(in millions)	December 31,
	2022	2021
Net deferred tax liability related to all other intangible assets	$ (87.1)	$ (123.5)
DTA for the intangible asset established in 2022	122.9	-
Net deferred tax asset (liability) related to intangible assets	$ 35.8	$ (123.5)

Valuation allowance related to all other DTAs	$ (29.9)	$ (23.3)
Valuation allowance related to DTA for intangible asset established in 2022	(122.9)	-
Total valuation allowance	$(152.8)	$ (23.3)

    In its statutory tax rate reconciliation table, Gartner did not separately identify the impact of establishing the DTA in the current year or the expense of establishing the related valuation allowance in the current year. The Company concluded that the rate reconciliation as provided, taken in conjunction with valuation allowance presented gross in the table of long-term deferred tax assets and liabilities, together with disclosure that a DTA of $122.9 million with a fully offsetting valuation allowance was recorded, provides adequate disclosure. The Company concluded that there is a reasonable basis for this presentation and also believes that a change in presentation of the tax rate reconciliation for this one-time item would not be material to the consolidated financial statements taken as a whole.
    Accounting Standards Codification (“ASC”) 740-10-45-20 states that income tax expense from continuing operations “shall include the effect of a change in the beginning-of-the-year balance of a valuation allowance that results from a change in circumstances that causes a change in judgment about the realizability of the related deferred tax asset in future years”. Establishing an initial DTA with a full valuation allowance does not represent a change in judgment on a beginning of the year balance. Further, there is no income tax expense or benefit recognized in the period.
Public entities are required to provide a statutory rate reconciliation disclosing the estimated amount and nature of each significant reconciling item included in income tax expense from continuing operations. While ASC 740 does not provide specific guidance on the definition of a significant reconciling item, Rule 4.08(h)(2) of Regulation S-X requires disclosure of any reconciling item that is greater than 5% of the amount computed by multiplying the income before tax by the applicable statutory Federal income tax rate. The guidance in ASC 740 indicates that the tax effects of changes in the valuation allowance where there is a change in judgment about an entity’s ability to realize deferred tax assets in future years are included as a component of income tax expense from continuing operations. Therefore, such changes in valuation allowance should be separately identified and reported in the rate reconciliation table if significant.

For DTAs established in the current year where there is no beginning of the year balance and no change in judgment related to realizability, there is no tax expense or benefit recognized in the period. Gartner disclosed only the portion of change of valuation allowance attributable to changes in judgment in the realizability of DTAs and only to the extent the tax impact exceeds the required disclosure threshold of 5% of 21% (i.e., 1.05%). The Company concluded that this is a reasonable interpretation of the tax rate reconciliation disclosure requirements as outlined in ASC 740 and Rule 4-08(h)(2) of Regulation S-X.

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Please direct any comments or questions regarding the Company’s response to the attention of the undersigned at (203) 316-6543. In addition, we respectfully request that you provide any additional comments to me at craig.safian@gartner.com and to my staff as follows: Kevin Tang at kevin.tang@gartner.com and Brooke Clark at brooke.clark@gartner.com.

Thank you for your assistance.

                        Sincerely,

/s/ Craig W. Safian
Craig W. Safian
Executive Vice President and Chief Financial Officer